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News Release
For immediate release

SUPREME COURT REINSTATES ORDER APPROVING BCE PRIVATIZATION PLAN

MONTREAL, Quebec, June 20, 2008 – BCE Inc. (TSX, NYSE: BCE) announced that today’s Supreme Court of Canada decision reinstating the court order approving the company’s plan of arrangement opens the path to complete the previously announced sale of the company to an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc., Madison Dearborn Partners, LLC, and Merrill Lynch Global Private Equity.

“Today’s unanimous decision by the Supreme Court affirms BCE’s long standing position that the plan of arrangement complies with the rights and reasonable expectations of Bell Canada debentureholders,” said Richard J. Currie, Chair of the Board of BCE Inc. and Bell Canada.

CRTC final approval was obtained late today. Further, Industry Canada also confirmed its approval will be received early next week. As a result, all third party approvals necessary for the transaction will be obtained before June 30, 2008. In light of the delay caused by legal challenges to the plan of arrangement, the company’s objective is now to close the transaction in the third quarter of 2008.

“With this decision by the Supreme Court and the confirmation of regulatory approvals, we are now in a good position to complete the transaction,” added Mr. Currie. “We expect all parties to the transaction will honour their commitments.”

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed privatization of BCE and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The timing and completion of the proposed privatization transaction is subject to each of the parties fulfilling their commitments under the transaction documents and to a number of terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the definitive agreement dated June 29, 2007, as amended, governing the terms of the transaction. The conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, as well as to the definitive agreement dated June 29, 2007, as amended, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Pierre Leclerc Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca